August 2008
Pricing Sheet dated August 22, 2008 relating to Preliminary Pricing Supplement No. 729 dated July 25, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation
PRICING TERMS – AUGUST 22, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,398,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (See “Commissions and Issue Price” below)
Pricing date:	August 22, 2008
Original issue date:	August 29, 2008 (5 business days after the pricing date)
Maturity date:	August 31, 2011
Underlying commodity:	West Texas Intermediate Light Sweet Crude Oil (“WTI crude oil”)
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪ If on each day during the observation period the WTI crude oil price is within the price range, $1,000 times the absolute price return; or
▪ If on any day during the observation period the WTI crude oil price is outside the price range, $0.
Price range:	Any value of the WTI crude oil price that is:
▪ greater than or equal to $85; and
▪ less than or equal to $200.
The initial price of WTI crude oil is not the mid-point of the price range and is substantially closer to the lower limit of the price range.
Maximum supplemental redemption amount:
$745.35 (74.535% of the stated principal amount) if the WTI crude oil price increases from the initial price or
$258.22 (25.822% of the stated principal amount) if the WTI crude oil price decreases from the initial price

Observation period:
Each trading day on which there is no market disruption event with respect to WTI crude oil, beginning on, and including, the trading day following the pricing date and ending on, and including, the valuation date.

Absolute price return:	Absolute value of: (final price – initial price) / initial price
WTI crude oil price:
On any day, the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) on WTI crude oil, stated in U.S. dollars, as made public by the relevant exchange on such date.

Initial price:	$114.59, which is the WTI crude oil price on the pricing date
Final price:	The WTI crude oil price on the valuation date
Valuation date:	August 24, 2011, subject to postponement for certain market disruption events
Interest:
The notes will pay a variable amount of interest, which may be zero, determined annually in “arrears” and linked to year-over-year changes in the Consumer Price Index (“CPI”).  See “Summary of Pricing Supplement – Interest Rate” beginning on PS-5 of the accompanying preliminary pricing supplement for further information.

CUSIP:	617482AQ7
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	$1,000	$20	$980
Total	$2,398,000	$47,960	$2,350,040
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 729 dated July 25, 2008

Amendment No. 1 to Prospectus Supplement dated July 24, 2007                      Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.